20 September 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 140,537 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1466.8521 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 89,434,246 ordinary shares in treasury, and has 1,088,228,952 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 25,554,466 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 124,200 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €15.9629 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 80,115,294 ordinary shares in treasury, and has 969,471,328 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 23,001,900 shares.